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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-SB

                 General Form For Registration of Securities of
                              Small Business Issuer
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                           PD-Rx PHARMACEUTICALS, INC.
                (Name of registrant as specified in its charter)


                    OKLAHOMA                                   73-1288261
         (State or other jurisdiction of                    (I.R.S. Employer
          incorporation or organization)                   Identification No.)

               727 NORTH ANN ARBOR
             OKLAHOMA CITY, OKLAHOMA                               73127
     (Address of Principal Executive Offices)                    (Zip Code)

Registrant's telephone number, including area code:             405/942-3040

SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:

         Title of each class         Name of each exchange on which
         to be so registered         each class is to be registered
         -------------------         ------------------------------
         None                        None

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                  COMMON STOCK, $.01 PER SHARE
                        (Title of class)

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                           PD-Rx PHARMACEUTICALS, INC.

                                TABLE OF CONTENTS

PART I.                                                                             PAGE
                                                                                    ----
Item 1.           Description of Business                                            1
Item 2.           Management Discussion and Analysis or Plan of Operation            10
Item 3.           Description of Property                                            13
Item 4.           Security Ownership of Certain Beneficial Owners and Management     13
Item 5.           Directors, Executive Officers, Promoters and Control Persons       14
Item 6.           Executive Compensation                                             16
Item 7.           Certain Relationships and Related Transactions                     17
Item 8.           Description of Securities                                          17

PART II.

Item 1.           Market Price of and Dividends on the Registrant's Common Equity
                  and Other Shareholder Matters                                      19
Item 2.           Legal Proceedings                                                  20
Item 3.           Changes in and Disagreements with Accountants                      21
Item 4.           Recent Sales of Unregistered Securities                            21
Item 5.           Indemnification of Directors and Officers                          21

PART F/S.

Financial Statements                                                                 22

PART III.

Item 1.           Index to Exhibits                                                  22
Item 2.           Description of Exhibits                                            22

         CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

         Certain statements under the captions in this Registration Statement constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Certain, but not necessarily all, of such forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should" or "anticipates" or other variations thereon, or by discussions of strategies that involve risks and uncertainties. The actual results of Registrant or industry results may be materially different from any future results expressed or implied by such forward-looking statements.

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PART I.

ITEM 1.  DESCRIPTION OF BUSINESS

GENERAL.

         We offer and sell pharmaceuticals and medications, as well as surgical and medical supplies. In connection with our pharmaceutical sales, we offer pharmaceutical management strategies to physicians, patients, managed care organizations and pharmaceutical manufacturers and others involved in the pharmaceutical healthcare industry. Our management strategies focus on the point of care, beginning with the physician's writing of the prescription and are designed to provide physicians with valuable pharmaceutical information at the point-of-prescribing, resulting in more informed, cost-effective prescribing decisions. We believe our strategies when incorporated into their office work flow provide physicians with higher rates of adherence to payer formularies, improved management of patient information, lower costs and improved quality of patient care. Also, our pharmaceutical management strategies enable physicians to capture the revenues associated with dispensing of pharmaceuticals, which traditionally have been received by pharmacies.

         Our products and services are designed to streamline the pharmaceutical healthcare delivery system. We currently offer products and services in six categories: point of care electronic medication triage, Internet services, patient education products, medical and surgical supplies, injectable pharmaceuticals and prepackaged medication. Our PD-Rx Net System is a software/hardware communication network that provides physicians the capabilities to interact and network with traditional and non-traditional pharmacy delivery systems. It allows electronic prescribing, routing of prescription information and capturing of prescription data at the point of patient care. We also sell our prepackaged medications to physicians so they can offer their patients the convenience and confidentiality of receiving prescription medications in the privacy of the physician's office.

INDUSTRY BACKGROUND

         Healthcare expenditures in the United States totaled approximately $1.0 trillion in 1996, which represented 14% of the U.S. gross domestic product, making it the largest single sector of the economy, according to the Health Care Financing Administration. Pharmaceutical costs is one of the fastest growing components of healthcare expenditures, which last year totaled approximately $100 billion, according to IMS HEALTH, a leading provider of pharmaceutical information. According to the Health Care Financing Administration, pharmaceutical expenditures are expected to increase at an annual rate of approximately 10% through 2007. This expected increase is attributable to an aging population, the accelerating introduction of new drugs, direct-to-consumer advertising by pharmaceutical manufacturers, and cost advantages over alternate forms of care, most notably inpatient hospital care. It is anticipated that this expected increase will create pressure on managed care organizations to control pharmacy costs and improve the process of managing medication treatments.

         All participants in the healthcare industry, as well as the patients, have been affected by managed healthcare, which increasingly transfers the burden of pharmaceutical costs from traditional third-party payers to physicians. This transfer has often had an adverse financial impact on physicians. Moreover, as healthcare becomes increasingly consumer driven, patients are seeking more information, control and convenience, placing additional time and financial pressures on physicians. These changes have caused many physicians to focus on methods and solutions that provide improved practice efficiency and increased revenue, compliance with managed care guidelines, while continuing to address patient needs.

         Currently, the process for prescribing and delivering medications is inefficient and prone to error. Virtually all prescriptions are written by hand, leading to errors and requiring pharmacies to contact physicians for clarification and correction. Also, when writing prescriptions, physicians in many cases do not have ready access to pharmaceutical information that, if available, would help ensure that the prescribed medication is clinically appropriate, least expensive and compliant with managed care organizations' pharmacy guidelines. Historically, physicians' medication management efforts were limited to general physician education on the use of a drug, incentives for physicians to use a particular drug, and the application of discounted fee schedules for pharmacy

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networks and managed healthcare organizations that use a particular drug. The inability of managed care organizations to communicate with physicians at the time of prescribing has made it difficult to manage pharmaceutical costs. The existing process further inconveniences the patient, who must travel from the physician's office to a pharmacy and must often wait for the prescription to be filled. In addition, physicians have a difficult time staying current on the rapidly expanding body of pharmaceutical products and knowledge.

THE PD-Rx STRATEGY

         The Internet is becoming an increasingly important medium in healthcare, providing the opportunity for unprecedented communication and access to information for all participants in the healthcare delivery process. We believe that an increasing number of physicians regularly access the Internet, which indicates their willingness to utilize Internet technology in conjunction with a medication management system. Consumer usage of the Internet continues to grow rapidly, and health and medical information was the second most popular subject of Web-based information retrieval searches in 1997 according to Media Metrix, an independent Internet research firm. In addition, Simba Information, Inc., a media and information industry market research firm, estimates that electronic commerce will grow from $28 billion in 1998 to over $100 billion by 2002.

         In conjunction with our pharmaceutical repackaging sales and services, we have developed an in-office, pharmaceutical management system that significantly streamlines the process of prescribing and delivering medications. Our PD-Rx Net System enables physicians to improve their prescribing at the point-of-patient care by providing ready access to pharmaceutical information including potential adverse drug interactions, patient drug history including allergies and adverse reactions. The PD-Rx Net System reduces the possibility of error and the need for expensive and time-consuming intervention by pharmacists and pharmacy benefit managers. Utilizing our PD-Rx Net System physicians may purchase our medications and supplies via the Internet.

         We believe our strategy redesigns the pharmaceutical healthcare delivery process to benefit each participant and thereby will allow us to maintain and increase our market share and sales. By providing ready access to information during the prescribing process, our PD-Rx Net System:

- benefits physicians by reducing the amount of time spent clarifying and changing prescriptions;

- enables physicians to better manage the burden of pharmaceutical costs and to increase practice revenue through dispensing medications;

- provides patients with the convenience, immediacy and confidentiality of receiving prescription medications in the physician's office;

- provides patients access to valuable information that enables them to play a more active role in managing their healthcare; and

- benefits managed healthcare organizations by obtaining higher physician compliance with pharmacy guidelines, resulting in lower overall costs.

         We believe that the best way to improve the medication management process is by motivating physicians to write prescriptions electronically. By combining electronic prescribing and dispensing, innovative product design, our proprietary software and with readily available hardware, we believe we offer an attractive opportunity for physicians. Key advantages of our strategy include:

- EASE OF USE -- Our PD-Rx Net System is easy to use, enabling a physician to complete a prescription in minutes;

- ACCESSIBILITY -- Our PD-Rx Net System enables physicians to prescribe electronically from a variety of locations on several different platforms, including personal computers utilizing electronic transmissions and hand-held computer devices;

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-    INFORMATION -- Our PD-Rx Net System provides valuable, objective information prior to and during the prescribing process, enabling physicians to improve the quality and accuracy of their prescriptions;

- FINANCIAL OPPORTUNITY -- Our PD-Rx Net System offers physicians a significant financial opportunity through better management of pharmacy risk and additional practice revenue from dispensing medications.

We believe this strategy will not only maintain our market share and current level of sales, but will also increase and broaden our market share and result in increased sales revenues. However, there is no assurance that this strategy will achieve the anticipated results.

SERVICES AND PRODUCTS

         Our principal products and services are built around the dispensing of prescribed medications by physicians at the point-of-patient care, rather than in the traditional manner. Our services and products include the following:

         PD-Rx NET SYSTEM

         Our PD-Rx Net System is offered in connection with the sales and marketing of our pharmaceuticals and surgical and medical supplies and serves as an additional channel of distribution. Our PD-Rx Net System software is provided without cost to our customers for operation on the customer's personal computer. The PD-Rx Net System is a medication management system that assists physicians in the providing of the improved and more cost-effective patient care. This System, utilizing personal computer hardware, provides physicians with pharmaceutical information at the point-of-prescribing, leading to more informed and cost-effective prescribing decisions. The result is a higher rate of adherence to managed healthcare organization formularies, improved patient information management, and lower costs. Also our PD-Rx Net System enables physicians to become the pharmaceutical dispenser and receive the associated revenue stream. For patients, our System achieves improved healthcare and provides patient convenience, choice, and confidentiality.

         Our PD-Rx Net System is user-friendly and allows physicians to prescribe a medication in minutes. The physician enters the patient's name, drug name, and drug directions. The prescribed drug is then selected from the physician's inventory and scanned to ensure that it is indeed the correct medication. On-line claims adjudication and patient eligibility checks complete the fulfillment process. Complete patient counseling sheets containing directions for use and information on possible side effects and precautions are printed for each drug and given to patients along with their medication.

         Once the prescribing process is completed, PD-Rx Net System offers a variety of fulfillment options for the patient: electronic routing to a retail or mail order pharmacy, printing a legible hard copy or receiving the medication in the physician's office. If the patient chooses to receive the medication in the physician's office and is carrying a pharmacy benefit card, the system can submit the pharmacy claim electronically for immediate approval and reimbursement by the managed care organization.

         Drug inventory management is fully automated, and all medication orders and receipts can be handled via the Internet using a proprietary program. In addition, PD-Rx Net System's underlying relational database enables users to generate a variety of clinical, financial and operational reports.

         We designed PD-Rx Net System to be faster and easier for a physician to use than a prescription pad. We currently offer PD-Rx Net System with a touch-screen interface option and remote wireless electronic hand-held device running on Microsoft(R) CE operating system.

         Furthermore, the PD-Rx Net System also offers patients the alternative of receiving their medications through the traditional pharmacy method. In addition to in-office dispensing, the Systems prints clean,

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easy-to-read prescriptions for the patient, or, if the patient prefers, will electronically transmit new or refill prescriptions to a local retail pharmacy or mail-order prescription service.

         To meet the needs of just about any size practice, our PD-Rx Net System is scalable from single, stand-alone prescribing and dispensing stations to multiple stations. Our PD-Rx Net System is ideal for those practices at risk for pharmacy benefits. In summary our PD-Rx Net System offers:

- increase the utilization of generic drugs, which are four times less expensive than their name-brand equivalents,

-    achieve greater compliance with managed health care plan formularies, and

- more efficiently coordinate the treatment process, reducing the frequency, intensity, and duration of patient care, as well as the over-utilization of drugs and other resources.

As of the date of this registration statement, approximately 12 of our accounts (approximately 20 physicians) are using the PD-Rx Net System. During the year ended June 30, 1999 and the six months ended December 31, 1999, we received sales revenues of $201,490 and $155,736, respectively, from accounts utilizing the PD-Rx Net System.

         INTERNET PRODUCTS AND SERVICES

         As an extension of our pharmaceutical management strategies, we offer transaction-based electronic-commerce services that enhance our business relationships with physicians. Through our Web site, www.PDRx.com, we currently sell pharmaceuticals to physicians, enabling them to provide patients with medications in the office, and we plan to facilitate the delivery of pharmaceutical products directly to patients in the future. We also enable healthcare professionals to purchase medical and surgical supply products online.

         PATIENT EDUCATION PRODUCTS

         Parson Technology Inc. and PD-Rx Pharmaceuticals, Inc. co-market a program that will provide our physician customers with critical information on more than 11,000 prescription and non-prescription drugs.

         The Parson's software, known as "Medical Drug Reference", has been integrated into the PD-Rx Net software system. The Windows based platform allows the physicians to check for drug interactions, side affects and warnings. The information in Medical Drug Reference is compiled from First Data Bank a leading supplier of electronic drug information for hospitals and pharmacies.

         The PD-Rx Net system provides a patient education leaflet with the printing of each prescription, this information will provide the patient with how-to information on each medication that is dispensed using the PD-Rx Net System.

         PREPACKAGED MEDICATIONS

         We repackage pharmaceuticals and fulfill orders for our traditional and electronic-commerce customers from our repackaging facility in Oklahoma City, Oklahoma. We are licensed by the Food and Drug Administration for repackaging of pharmaceuticals. We purchase more than 2,000 bulk quantities of brand name and generic acute care pharmaceutical products as tablets capsules, suspensions, creams, ointments and liquids.

         UNIT-OF-USE REPACKAGING. Approximately 63% of the drugs we purchase are repackaged into the therapeutically correct quantity and strength of a specific medication normally used in patient care to treat a particular illness. Purchasing pharmaceuticals in unit-of-use sizes is an attractive option due to its ease of use, convenience, quality control aspect, and lower cost of packaging (versus a pharmacist filling the prescription by hand). Therapeutically correct dosages are determined by our management team of physicians and pharmacists based upon common prescribing practices and manufacturers' recommended dosages.

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         BULK DISTRIBUTION. Approximately 23% of the drugs we purchase are distributed on a direct basis. These quantities are sold to large volume accounts such as chain pharmacies, hospitals, wholesalers, and institutions.

         CONTRACT PHARMACEUTICAL REPACKAGING AND PRIVATE LABELING SERVICES. Contract repackaging services are provided on a cost-plus basis to customers who purchase bulk pharmaceuticals from pharmaceutical manufacturers and have the products shipped to PD-Rx for repackaging into unit-of-use quantities. These accounts include state and federal agencies (including prisons and Veteran Administration hospitals), pharmacy chains, and other large volume institutions. Private labeling is also an option offered to accounts who want to build brand recognition. Generally, customers in this category do not have the equipment to repackage into smaller sizes, but prefer unit-of-use quantities because of the potential for cost savings by purchasing from PD-Rx versus having pharmacists fill each prescription. We believe that contract repackaging services provide organizations time savings and convenience for their pharmacists, which ultimately result in cost containment measures through economies of scale.

                  MEDICAL SUPPLIES AND INJECTABLE PRODUCTS

                  In conjunction with pharmaceuticals, we offer medical supplies (including rubber gloves, paper gowns and sheets, gauze, tape, needles, and syringes) and injectable products. We have developed a catalog describing, illustrating and promoting these products. These products represented approximately 16% of our sales during the year ended June 30, 1999.

                  MEDICAL EMERGENCY KITS

                  Our medical emergency kits include drugs and intervenes solutions that are used for the immediate treatment of life threatening emergencies such as allergic reaction and cardiac arrest. The shelf life of these products is between nine to 12 months. We offer a systematic updating of the kits prior to the shelf life expiration dates. We monitor product expiration dates, and prior to these dates, we invoice and mail replacement products to the physician's office.

                  CONSULTATION

                  Our customers have direct access to our professional staff of pharmacists, physicians, and technicians to enhance their product line. We assist in compliance with Food and Drug Administration regulations and complete the proper documentation required for private label registration. We also assist managed healthcare organizations design therapeutic or cost containment formularies that keep them competitive in the ever changing pharmaceutical marketplace.

         SALES AND MARKETING

                  We market and sell our products and services to the customer. Due to the nature of the business, there are no distributors or wholesalers involved in our marketing and sales. There are, however, various ways in which we market our products and services depending upon the targeted market segment. More than one product can be marketed to a particular market segment.

                  The main target market for our repackaged pharmaceutical products and PD-Rx Net System is the physician dispensing market segment. Direct sales efforts to primary care physicians are conducted by our staff of eight full-time and four part-time salespersons along with in-house sales activities. We have also used telemarketing as a means for marketing and sales to physician offices, clinics and pharmacies across the United States promoting our prepackaged pharmaceutical products and dispensing system. Direct marketing and sales efforts to managed healthcare organizations are handled by our management.

                  After the initial sale is made to a customer for physician dispensing, reorders are made either via the Internet, mail using order forms, facsimile transmission using order forms, verbally utilizing a WATTS line, or

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by telephone to one of the salespersons or management member. Orders are typically shipped within three working days of order receipt. In the event a back order is necessary, we notify the purchaser of the status of the order within two days. Overnight delivery companies are used for shipping products to customers.

                  Our management is primarily responsible for direct sales efforts of the contract repackaging and private label products and services to large volume accounts, state and federal agencies, and institutional accounts. Due to the low profit margins involved, these products are not marketed through independent commissioned salespersons. Most of the sales activity is conducted by telephone, however, management visits customers in person when necessary to maintain good business relations with larger accounts.

                  Sales literature and brochures are used to convey important and specific information to prospective customers to achieve broad-spectrum product acceptance and sales growth. This literature is an inexpensive, yet effective, promotional tool that conveys our concept and products.

         GROWTH STRATEGY

                  Our objective is to become the leading provider of pharmaceutical management strategies. Our plan to achieve this objective includes the following:

- Accelerating sales of our pharmaceutical management strategies through expansion of marketing efforts, conversion of traditional dispensing-only customers to PD-Rx Net System and development of strategic alliances with physician practice management system vendors, physician-oriented Internet portals and managed healthcare organizations.

- Increasing customer utilization of our medication management products to enhance the financial opportunity for physicians through a combination of quality customer service and expansion of the number of managed care organizations that reimburse physicians for prescription medications dispensed in their offices.

- Enhancing our product line by developing additional Internet-based products for physicians and their patients.

- Developing and marketing information products that use the data collected during the electronic prescribing process.

However, there is no assurance that we will successfully penetrate these markets or develop products or if penetrated and developed that additional revenues and increased profitability will be achieved.

PRODUCT DEVELOPMENT AND TECHNOLOGY

         As of December 31, 1999, our software development department consisted of two technology professionals. These individuals, with expertise in application development, documentation and quality assurance, are responsible for our point-of-care and Internet strategies.

         Our internal systems/networks operate on Linux, SCO, Solaris, Microsoft's NT and Windows operating systems. All software products are developed using CORBA (ORBs) & COM/DCOM-objects, HTML/DHTML/XML, (ASP) Active Server Pages and C++/JAVA2/Perl/VB/SQL programming languages. This allows maximum code reuse and extensibility with minimal maintenance. Our Internet applications are browser-independent and are protected by a state-of-the-art firewall system, which is a network interconnection element that polices traffic flowing between our PD-Rx Net System and internal networks and the Internet. We also employ proxy servers and monitoring systems that provide layered security and monitor against unauthorized access. We use secure socket layers and the industry standard 128-bit encryption system to provide secure transfer of information over the Internet when needed. All of our systems and network components have both individual and systemwide battery back up and spike/lighting protection as well as our voice/data telephones and ISDN/T1

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connections to the Internet.

         The PD-Rx Net System operates on Microsoft's NT and Windows operating systems. All software products are developed using com-objects, Active Server Pages and C++ programming language. Our Internet applications are browser-independent and are protected by a state-of-the-art firewall, which is a network interconnection element that polices traffic flowing between the PD-Rx Net System internal network and the Internet, and proxy servers that provide layered security defenses against unauthorized access. We employ industry standard 128-bit encryption, known as secure socket layers, to provide secure transfer of information over the Internet.

         During the years ended June 30, 1999 and 1998, and the six months ended December 31, 1999, we incurred and expensed $33,747, $43,840 and $40,091 of enhancement and maintenance costs relating to our PD-Rx Net System. None of our customers paid or bore any of these costs on our behalf.

COMPETITION

         Our industry is intensely competitive, rapidly evolving and subject to rapid technological change. Many companies that offer products or services that compete with one or more of our products or services have greater financial, technical, product development, marketing and other resources than we have. These organizations may be better known and may have more customers than we have. We may be unable to compete successfully against these organizations. We believe that we must gain significant market share with our products and services before our competitors introduce alternative products and services with features similar to ours.

         We believe that there are no competitors in pharmaceutical management that offer comprehensive strategies with ease of use, accessibility, information content and financial opportunity for physicians comparable to ours. However, several organizations offer components that overlap with certain components of our strategies and may become increasingly competitive with us in the future.

         We face competition from several types of organizations, including the following:

-    physician practice management systems suppliers;

-    electronic medical records providers;

-    healthcare electronic data interchange providers;

-    point-of-care dispensing providers;

-    Internet pharmacies; and

-    Internet information providers.

         While many of these types of organizations are potential competitors, we believe that there are opportunities to establish strategic relationships, alliances or distribution agreements with some of them. Although we do not have any existing agreements with these types of organizations, we intend to pursue these opportunities selectively. In addition, we expect that major software information systems companies and others specializing in the healthcare industry may offer products or services that are competitive with our products and services.

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SOURCES AND AVAILABILITY OF PRODUCTS

         Our major suppliers are Wyeth Laboratories, Inc., Teva Pharmaceuticals, Inc., Zenith/Goldline Pharmaceuticals, Inc., Mylan Pharmaceuticals, Barr Labs, Inc., McKesson, and Bergen Brunswig. In our opinion these companies represent the largest and most reputable U.S. pharmaceutical manufacturers. We have experienced in few instances in our history the inability to secure a pharmaceutical product to meet customer needs due to manufacturers shortages. In general we believe the inability to obtain particular pharmaceutical products will not have a material adverse effect on the results of our operations.

DEPENDENCE ON MAJOR CUSTOMERS

         At June 30, 1998 and 1999 and December 31, 1999, we had a customer base of 704 accounts (approximately 2,100 physicians), 800 accounts (approximately 2400 physicians) and 1155 accounts (approximately 3,460 physicians), respectively. None of our customers accounted for 10% or more of our annual sales during the years ended June 30, 1999 and 1998 or the six months ended December31, 1999.

TRADEMARK

         PD-Rx Net System is under continual update and enhancement internally. We rely on proprietary know-how to protect our software source codes, ideas, concepts and documentation of its proprietary software. Such methods include restrictions on disclosure and transferability contained in its software licensing agreements with its customers.

GOVERNMENTAL REGULATION

         As a participant in the healthcare industry, our operations and relationships are regulated by a number of federal, state and local governmental entities.

         The use of our PD-Rx Net System by physicians to perform electronic prescribing, electronic routing of prescriptions to pharmacies and dispensing is governed by state and federal laws. States have differing prescription format requirements, which we have programmed into PD-Rx Net System. Many existing laws and regulations, when enacted, did not anticipate methods of electronic commerce now being developed. Federal law and the laws of several states neither specifically permit nor specifically prohibit electronic transmission of prescription orders. Given the rapid growth of electronic commerce in healthcare, and particularly the growth of the Internet, we expect many states, as well as the federal government, to directly address these areas with regulation in the near future.

         Physician dispensing of medications for profit is allowed in all states except Massachusetts and Utah and is prohibited, subject to extremely limited exceptions, in Montana and Texas. Two states, New York and New Jersey, allow physician dispensing of medications for profit, but limit the number of days' supply that a physician can dispense. Many of the states allowing physician dispensing for profit have regulations relating to licensure, storage, labeling, record keeping and the degree of supervision required by the physician over support personnel who assist in the non-judgmental tasks associated with physician dispensing, like retrieving medication bottles and affixing labels. We regularly monitor these laws and regulations, in consultation with the governing agencies, to assist our customers in understanding and complying with these laws and regulations.

         Congress enacted significant prohibitions against physician self-referrals in the Omnibus Budget Reconciliation Act of 1993. This law, commonly referred to as "Stark II," applies to physician dispensing of outpatient prescription drugs that are reimbursable by Medicare or Medicaid. Stark II, however, includes an exception for the provision of in-office ancillary services, including a physician's dispensing of outpatient prescription drugs, provided that the physician meets the requirements of the exception. We believe that the physicians who use our PD-Rx Net System or dispense drugs distributed by us are doing so in material compliance with Stark II, either pursuant to the in-office ancillary services exception or another applicable exception.

         As a repackager and distributor of drugs, we are subject to regulation by and licensure with the Food and

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Drug Administration, the Drug Enforcement Administration and various state agencies that regulate wholesalers or distributors. Among the regulations applicable to our repackaging operation are the Food and Drug Administration's "good manufacturing practices." We are subject to periodic inspections by regulatory authorities of our facilities, policies and procedures for compliance with applicable legal requirements. Because the Food and Drug Administration's good manufacturing practices were designed to govern the manufacture, rather than the repackaging, of drugs, we face legal and financial uncertainty concerning the application of some aspects of these regulations and of the standards that the Food and Drug Administration will enforce. If the healthcare environment becomes more restrictive, or we do not comply with healthcare regulations, our existing and future operations may be curtailed, and we could be subject to liability.

         As a distributor of prescription drugs to physicians, we and our customers are also subject to the federal anti-kickback statute, which applies to Medicare, Medicaid and other state and federal programs. The statute prohibits the solicitation, offer, payment or receipt of remuneration in return for referrals or the purchase of goods, including drugs, covered by the programs. The anti-kickback law provides a number of exceptions or "safe harbors" for particular types of transactions. We believe that our arrangements with our customers are in material compliance with the anti-kickback statute and relevant safe harbors. Many states have similar fraud and abuse laws, and we believe that we are in material compliance with those laws.

         As part of our services provided to physicians, our system will electronically transmit claims for prescription medications dispensed by a physician to many patients' payers for immediate approval and reimbursement. Federal law provides that it is both a civil and a criminal violation for any person to submit a claim to any payer, including, for example, Medicare, Medicaid and all private health plans and managed care plans, seeking payment for any services or products that overbills or bills for items that have not been provided to the patient. We believe that we have in place policies and procedures to assure that all claims that are transmitted by our system are accurate and complete, provided that the information given to us by our customers is also accurate and complete.

         Both federal and state laws regulate the disclosure of confidential medical information, including information regarding conditions like AIDS, substance abuse and mental illness. As part of the operation of our business, our customers may provide to us patient-specific information related to the prescription drugs that our customers prescribe to their patients. We believe that we have policies and procedures to assure that any confidential medical information we receive is handled in a manner that complies with all federal and state confidentiality requirements.

         We incur certain costs associated with compliance with Drug Enforcement Administration and Food and Drug Administration environment regulations. These include $442 per year for maintaining a separate "clean room" for repackaging penicillin. Future regulations will require that the repackaging of cephalexin will require a "clean room" as well. We incur approximately $100 per year for properly disposing of outdated pharmaceuticals.

EMPLOYEES

         As of December 31, 1999, we employed 28 full-time employees. All potential new employees are required to undergo drug testing and background checks. We are a non-union company, and, in our opinion, our employee relations are good.

HISTORY

         We were organized in 1986 as an Oklahoma corporation under the name Physicians Dispensing Rx Systems, Inc. In December 1986, our name was changed to Physicians Dispensing Rx, Inc. In 1988, we merged into Buckingham Venture Corporation, a Colorado corporation. This merger was accounted for as though we acquired Buckingham Venture Corporation, although Buckingham Venture Corporation was the surviving corporation. Pursuant to this merger,

- the shareholders of Physicians Dispensing Rx, Inc. acquired 85% of the outstanding shares of

     Buckingham Venture Corporation;

- the officers and directors of Physicians Dispensing Rx, Inc. assumed management of Buckingham Venture Corporation; and

- the name of Buckingham Venture Corporation, the surviving corporation, was changed to Physicians Dispensing Rx, Inc.

In 1990, our name was changed to PD-Rx Pharmaceuticals, Inc. In 1995 our state of incorporation was changed to Oklahoma pursuant to merger of PD-Rx Pharmaceuticals, Inc., a Colorado corporation, and our former parent, with and into PD-Rx Pharmaceuticals, Inc., an Oklahoma corporation.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         The following discussion should be read in conjunction with our financial statements and notes thereto appearing elsewhere in this Registration Statement.

         As of December 31, 1999, we operated in one segment - the repackaging and distribution of prepackaged pharmaceutical products, including medical supplies. We believe that all current products are similar in nature, are sold to similar customers, and are sold through similar distribution methods. Currently, our PD-Rx Net System and our Internet Products are provided to our customers to facilitate sales of our pharmaceutical products and supplies. Nevertheless, our PD-Rx Net System and our Internet Products are central to our future operating strategy. We anticipate that if these product and service categories begin to develop beyond facilitating sales of our current products and into separate markets, the way our business is organized will change to reflect the increasing importance of each of these products and services. If this occurs, we may determine that we operate in multiple segments.

RESULTS OF OPERATIONS

         The following table sets forth selected results of operations for our fiscal years ended June 30, 1999 and 1998 and the six months ended December 31, 1999 and 1998. The results of operations for the fiscal years ended June 30, 1999 and 1998 are derived from our audited financial statements appearing elsewhere in this registration statement. The results of operations for the six months ended December 31, 1999 and 1998 are derived from our unaudited financial statements appearing elsewhere in this registration statement.

                                                 YEAR ENDED JUNE 30,                 SIX MONTHS ENDED DECEMBER 31,
                                            -----------------------------            -----------------------------
                                               1999                  1998                 1999                1998
                                               ----                  ----                 ----                ----
                                 AMOUNT     PERCENT   AMOUNT      PERCENT   AMOUNT     PERCENT   AMOUNT    PERCENT
                               -----------  ------- -----------   ------- ----------   ------- ----------  -------
NET SALES                      $6,715,089    100.0%  $5,872,858    100.0% $3,192,126    100.0% $3,273,714  100.0%
                               -----------   ------ -----------   ------- ----------   ------- ----------  ------
COST OF SALES                    4,984,884    74.2%   4,376,165     74.5%  2,335,973     73.2%  2,472,171   75.5%
                               -----------   ------ -----------   ------- ----------   ------- ----------  ------
Gross profit                     1,730,205    25.8%   1,496,693     25.5%    856,153     26.8%    801,543   24.5%

Selling, general, and            1,481,750    22.1%   1,446,530     24.6%    786,523     24.6%    733,867   22.4%
  administrative expenses      -----------   ------ -----------   ------- ----------   ------- ----------  ------
Operating income                   248,455     3.7%      50,163       .9%     69,630      2.2%     67,676    2.1%
                               -----------   ------ -----------   ------- ----------   ------- ----------  ------
Other income (expense)
  Rental and interest               57,766     0.9%      51,198      0.9%     28,797       .9%     31,346    1.0%
  Interest                         (42,679)    0.6%     (38,903)     0.7%    (17,063)     0.5%    (21,576)    .7%
                               -----------   ------ -----------   ------- ----------   ------- ----------  ------
    Total other income
     (expense)                      15,087      .2%      12,295      0.2%     11,734       .4%      9,770     .3%
                               -----------   ------ -----------   ------- ----------   ------- ----------  ------

Net earnings before income tax     263,542     3.9%      62,458      1.1%     81,364      2.6%     77,446    2.4%

Income tax expense                  79,709     1.2%      39,400      0.7%     30,918      1.0%     30,115     .9%
                               -----------   ------ -----------   ------- ----------   ------- ----------  ------
Net earnings                   $   183,833     2.7%  $   23,058      0.4%     50,446      1.6%  $  47,331    1.5%
                               ===========   ====== ===========   ======= ==========   ======= ==========  ======

         COMPARISON OF THE SIX-MONTH PERIODS ENDED DECEMBER 31, 1999 AND 1998

         During the six months ended December 31, 1999 (the "1999 period") our net sales decreased $81,588 (a 2.5% decrease) to $3,192,126 from $3,273,714 during the six months ended December 31, 1998 (the "1998 period"). This decrease was primarily due to the loss of one large multi-center account. This was partially offset, however, by 401 new individual accounts.

        Total cost of sales for the 1999 period decreased $136,198 (a 5.5% decrease) to $2,335,973 from $2,472,171 during the 1998 period. This decrease was primarily attributable to a decrease of $126,772 (a 5.1% decrease) in pharmaceutical supplies and drug costs associated with decreased net sales. Total cost of sales as a percentage of total sales for the 1999 period decreased to 73.2% from 75.5% in the 1998 period primarily because of the loss of a large multi-center account with a lower than average gross profit margin. As a result, our gross profit increased $54,610 (a 6.8% increase) to $856,153 in the 1999 period from $801,543 in the 1998 period. The gross profit increased as a percentage of total net sales to 26.8% in the 1999 period from 24.5% in the 1998 period.

         Selling, general and administrative expenses for the 1999 period increased $52,656 (a 7.2% increase) to $786,523 from $733,867 during the 1998 period. Sales related payroll increased in the 1999 period by $23,886 (a 12.3% increase) to $217,849 from $193,963 during the 1998 period. The increase in sales related payroll was primarily due to increased commissioned sales volume and the addition of new sales representatives. General payroll increased $47,864 (a 37.2% increase) to $176,339 in the 1999 period from $128,475 during the 1998 period. These increases were partially offset by a $14,736 decrease (a 65.2% decrease) in promotion and advertising expense to $7,861 in the 1999 period from $22,597 in the 1998 period and a decrease of $14,018 (a 82.4% decrease) in equipment rental expense to $2,999 in the 1999 period from $17,017 in the 1998 period. Overall, selling, general and administrative expenses increased as a percentage of total sales to 24.6% in the 1999 period from 22.4% in the 1998 period.

         For the 1999 period operating income increased by $1,954 (a 2.9% increase) to $69,630 from $67,676 during the 1998 period. Operating income as a percentage of total sales increased to 2.2% in the 1999 period from 2.1% in the 1998 period. The increased operating income was primarily attributed to the decreased cost of sales as a percentage of net sales in the 1999 period as compared to the 1998 period, as noted above.

         Rental and interest income for the 1999 period decreased $2,549 (a 8.1% decrease) to $28,797 from $31,346 during the 1998 period. Interest expense decreased $4,513 (a 20.9% decrease) to $17,063 from $21,576 during the 1998 period. Net earnings before income taxes increased $3,918 (a 5.1% increase) to $81,364 from $77,446 during the 1998 period, and as a result, income tax expense increased to $30,918 for the 1999 period from $30,115 for the 1998 period.

        Net earnings increased $3,115 (a 6.6% increase) to $50,446 during the 1999 period from $47,331 during the 1998 period. Net earnings as a percentage of net sales increased to 1.6% during the 1999 period from 1.5% percent during the 1998 period. This increase was primarily the result of increased revenues in selective niche markets coupled with increased sales of new product lines that include injectable medications and medical and surgical supplies.

         COMPARISON OF FISCAL 1999 AND 1998

         During our 1999 fiscal year ended June 30, 1999, net sales increased $842,231 (a 14.3 % increase) to $6,715,089 from $5,872,858 during our 1998 fiscal ended June 30, 1998. The increase was primarily due to the addition of 504 new customer accounts during fiscal 1999. These new accounts included private physician practices, physician group clinics, or physicians in managed care clinics operated by managed healthcare organizations (health maintenance organizations or HMOs and preferred provider organizations or
PPOs).

         Total cost of sales for fiscal 1999 increased $608,719 (a 13.9% increase) to $4,984,884 from $4,376,165 during the fiscal 1998. This increase was primarily attributable to an increase of $671,615 (a 16.7% increase) in pharmaceutical supplies and drug costs associated with increased net sales, this increase was partially offset by a decrease in other associated cost of sales categories. Total cost of sales as a percentage of total sales for fiscal 1999 was 74.2% compared to 74.5% in fiscal 1998, and remained relatively constant.

         Our gross profit increased $233,512 (a 15.6% increase) to $1,730,205 in fiscal 1999 from $1,496,693 in fiscal 1998. The gross profit as a percentage of total net sales which was 25.8% in fiscal 1999 and 25.5% in fiscal 1998, remained relatively constant.

                  Selling, general and administrative expenses for fiscal 1999 increased $35,220 (a 2.4% increase) to $1,481,750 from $1,446,530 during the fiscal 1998. Sales related payroll increased in fiscal 1999 by $57,758 (a 20.4% increase) to $341,463 from $283,705 during fiscal 1998. The increase in sales related payroll was primarily due to increased commissioned sales volume. Overall, selling, general and administrative expenses decreased as a percentage of total sales to 22.1% in fiscal 1999 from 24.6% in fiscal 1998.

                  For the fiscal year 1999 operating income increased by $198,292 (a 395% increase) to $248,455 from $50,163 during fiscal 1998.
Operating income as a percentage of total sales increased to 3.7% in fiscal 1999 from 0.9% in fiscal 1998. The increased operating income was primarily attributed to the decreased cost of sales as a percentage of net sales in fiscal 1999 as compared to fiscal 1998.

                  Rental and interest income for fiscal 1999 increased $6,568 (a 12.8% increase) to $57,766 from $51,198 during fiscal 1998. Interest expense increased $3,776 (a 9.7% increase) to $42,679 from $38,903 during fiscal 1998. Net earnings before income taxes increased $201,084 (a 322% increase) to $263,542 from $62,458 during fiscal 1998.

                  Net earnings increased $160,775 (a 697% increase) to $183,833 during fiscal 1999 from $23,058 during fiscal 1998. Net earnings as a percentage of net sales increased to 2.7% during fiscal 1999 from 0.4% percent during fiscal 1998. This increase was primarily the result of increased revenues in the niche market of dermatology coupled with increased sales of injectable medications.

         INCOME TAXES

         The provisions for income taxes on pretax income were based on the effective combined federal and state graduated corporate income tax rates of approximately 40% after giving effect to certain adjustments. The provisions for income taxes were $79,709 and $39,400 for the fiscal years ended June 30, 1999 and 1998, respectively. Footnote E to the June 30, 1999 and 1998 financial statements provides a reconciliation of income tax expense to the federal income tax rate.

         YEAR 2000 COMPUTER SYSTEM COMPLIANCE

         We have two primary computer systems. We have completed the implementation of a program to comply with year 2000 requirements on a system-by-system basis including information technology ("IT") and non-IT systems (E.G., micro controllers).

                   Our vendor-supported IT system has been updated and certified year 2000 compliant by the vendor. Non-IT systems including all personal computers were evaluated by a third party contractor and have been updated and certified year 2000 compliant. Our risks associated with the year 2000 are mainly our ability to communicate with our distributors, take orders for and ship products and pay our employees, distributors and vendors. Although our evaluation is complete and vendor certifications have been obtained, a failure of our computer systems or other support systems to function adequately with respect to year 2000 issues could have a material adverse effect on our operations. Based on progress to date and the limited instances of date sensitive calculations, we have concluded that there is no need for a contingency plan therefore such plan has not been developed. We estimate that the total cost of our program to make our computer systems year 2000 compliant was less than $25,000.

                  We have contacted our major suppliers and have received their assurances that their computer systems are year 2000 compliant. In the event we experience product unavailability or supply interruptions due to year 2000 non-compliance by our suppliers, we believe that we will be able to obtain alternative sources of our products. A significant delay or reduction in availability of products, however, could also have a material adverse effect on our operations. As of the date of this registration statement, we have not experienced any computer system malfunctions or delays or reductions in the availability of products attributable to computer systems year 2000 non-compliance.

LIQUIDITY AND CAPITAL RESOURCES

         We have relied on a combination of sources, including the consistent generation of cash flows from operations, to provide liquidity and working capital. At December 31, 1999, we had working capital of $971,403, compared to working capital of $963,662 at June 30, 1999. During the six months ended December 31, 1999, cash flows used in operating activities was $50,040, cash flows used in investing activities was $88,238, and net cash flows used in financing activities was $25,743. During the year ended June 30, 1999, net cash provided by operating activities was $202,773, cash flows used in investing activities was $142,714, and net cash used in financing activities was $46,836. As of December 31 and June 30, 1999, we did not have any capital commitments, other than related to repayment of outstanding indebtedness.

         In connection with the purchase of our office-warehouse facilities, we obtained a five-year installment loan from Bank of Oklahoma N.A., secured by the office-warehouse facilities. This loan requires monthly installments of $4,960, including interest at the Chase Manhattan prime rate (effective rate of 7.75% and 7.75% at December 31, 1999 and June 30, 1999, respectively). This loan matures in April 2003 and requires a principal payment of $415,876 at maturity. At December 31 and June 30, 1999, the outstanding the principal balance of this loan was $466,840 and $477,636, respectively.

         Our primary sources of liquidity are net cash provided by operating activities and a revolving line of credit. We have a revolving line of credit with Bank of Oklahoma N.A. in the principal amount of $750,000. The line of credit is payable in monthly installments of interest only at the Chase Manhattan prime rate (effective rate of 7.75% and 7.75% at December 31 and June 30, 1999, respectively) and is collateralized by inventories, property and equipment, and accounts receivable. Borrowings under this line of credit are limited to established ratios of accounts receivable and inventories as specified by the terms of the agreement. The related loan agreement requires us, among other things, to maintain a minimum current ratio of 1.4-to-1 and a minimum net worth of $1,000,000. At December 31, and June 30, 1999 and June 30, 1998, no advances were outstanding under this line of credit.

ITEM 3.  DESCRIPTION OF PROPERTY

         Our corporate offices, warehousing, and production operations are located in 27,600 square feet at 727 North Ann Arbor, Oklahoma City, Oklahoma 73127. We own the office-warehouse facilities and lease approximately 10,720 square feet to an unrelated third party under a month-to-month lease requiring monthly rent of $2,680. Our executive, marketing and administrative offices occupy approximately 5,000 square feet at the front of the facility.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

          The following table presents certain information as to the beneficial ownership of our common stock as of the date of February 15, 2000, and the beneficial ownership of the common stock of (i) each person who is known to us to be the beneficial owner of more than 5% thereof, (ii) each of our directors and executive officers, and (iii) all of our executive officers and directors as a group, together with their percentage holdings of the outstanding shares, and, as adjusted to give effect to the offering. All persons listed have sole voting and investment power with respect to their shares unless otherwise indicated, and there are no family relationships amongst our executive officers and directors. For purposes of the following table, the number of shares and percent of ownership of our outstanding common stock that the named person beneficially owns includes shares of our common stock that such person has the right to acquire within 60 days of February 15, 2000, pursuant to exercise of stock options and are deemed to be outstanding, but are not deemed to be outstanding for the purposes of computing the number of shares beneficially owned and percent of outstanding common stock of any other named person.

                                                                        SHARES      PERCENT OF
                                                                  BENEFICIALLY     OUTSTANDING
NAME (AND ADDRESS) OF BENEFICIAL OWNER                                OWNED(1)    SHARES(1)(2)
--------------------------------------                                -------     ------------
Christanna C. Holsey
    Route 1, Box 145
    Gracemont, OK 73042                                                331,642           19.5%

Ronald R. Tutor(3)
    3920 SE 104th
    Moore, OK 73156                                                    419,906           23.4%

Diana K. Jones
    12401 Rivendell Drive
    Oklahoma City, OK 73170                                            148,418            8.8%

Robert D. Holsey, D.O., R.Ph.(4)
    Rt. 1 Box 145
    Gracemont, OK 73042                                                331,642           19.5%

David W. Dare, R.Ph.                                                    22,307            1.3%

Jack L. McCall, Jr.
    2601 Bob White Trail
    Edmond, OK 73003                                                   165,000            9.7%

Robert L. Baker                                                              -             - %

Executive Officer and Directors as a group (four persons)(4)           518,949           30.6%

------------------------
(1) Shares not outstanding but deemed beneficially owned by virtue of the right of a person to acquire them within 60 days of the date of this registration statement are treated as outstanding for determining the amount and percentage of our common stock owned by such person. To our knowledge, each named person has sole voting and sole investment power with respect to the shares shown except as noted, subject to community property laws, where applicable.
(2) The percentages shown was rounded to the nearest one-tenth of 1%, based upon 1,694,804 common shares of common stock being outstanding.
(3) The shares beneficially owned and percent of outstanding shares includes 100,000 of common stock issuable upon conversion of Class A 13.25% Cumulative Convertible Preferred Stock.
(4) The shares beneficially owned and percent of outstanding shares are based upon the shares of common stock owned by Christanna C. Holsey, the wife of Dr. Holsey.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         Our directors are elected annually by the shareholders and hold office until the annual meeting of shareholders and until their successors are elected and qualified or until retirement, removal or disqualification. Our officers are elected by, and serve at the pleasure of, the Board of Directors. The members of our board of directors and executive officers are:

                 NAME                      AGE                                 POSITION
                 ----                      ---                                 --------
Robert D. Holsey, D.O., R.Ph.              47     President, Chief Executive Officer, and Chairman

Jack L. McCall, Jr.                        40     Executive Vice President of Marketing and Sales, Director, and
                                                  Secretary

David W. Dare, R.Ph.                       47     Director and Treasurer

Robert L. Baker                            51     Director

         The following is a brief description of the business background of our executive officers and directors:

         ROBERT D. HOLSEY, D.O., R.PH., is our President, Chief Executive Officer, and Chairman of the Board and a practicing physician. He has served as a Director since our inception in 1986. He was awarded a pharmacy degree in 1977 from the University of Oklahoma, School of Pharmacy. As a Registered Pharmacist, he owned and operated a pharmacy in Binger, Oklahoma, prior to entering medical school in 1978. Dr. Holsey attended the Oklahoma State University College of Osteopathic Medicine and Surgery in Tulsa, Oklahoma. He was awarded a Doctor of Osteopathy degree in 1981 and completed his post-graduate training at Fort Worth Osteopathic Medical Center. He is board certified in family practice by the American College of Osteopathic Family Practitioners. Dr. Holsey devotes approximately 20 hours weekly to his private medical practice in Binger, Oklahoma. Dr. Holsey devotes 30 to 40 hours weekly of his time and attention to our business and affairs. In September 1998, Dr. Holsey filed an uncontested petition under the federal bankruptcy laws.

         JACK L. MCCALL, JR., has served as our Executive Vice President since December 29, 1993, Secretary and one of our Directors since September 18, 1996. His previous work experience with Parmed, provides valuable insight as we expand our marketing efforts into the pharmaceutical distribution area. While at Parmed, he was involved in the sales and telemarketing departments and as a bid representative for large accounts such as chain stores, repackagers, and federal, state and local governments. Mr. McCall was graduated in 1983 from Southern Connecticut State University with a Bachelor of Science in Environmental and Marine Biology.

         DAVID W. DARE, R.PH., is our Treasurer and has served as one of our Directors since our inception. He is a registered pharmacist and currently the owner and operator of a retail pharmacy and drug store in Binger, Oklahoma. Mr. Dare attended Oklahoma State University and Central State University prior to receiving his pharmacy degree in 1977 from the University of Oklahoma. From 1977 to 1978, he was employed in Springfield, Missouri, at a community pharmacy. Mr. Dare was employed by Baptist Medical Center in Oklahoma City, Oklahoma, from 1978 to 1982, as a staff pharmacist.

                  ROBERT L. BAKER has served as one of our Directors since August, 1996. Since 1987 Mr. Baker has served us in a financial consulting capacity and has been involved in the preparation of various business plans as well as our accounting system setup and organization for the repackaging operation. He has provided assistance since our inception in the areas of finance, tax, and cash management. Mr. Baker is a Certified Public Accountant and currently serves as Controller and Chief Financial Officer of Jay Petroleum, Inc. He has previously served as Controller for Fremont Energy Corporation, which was formed in 1987 and sold in 1996. Mr. Baker has an accounting degree from Northwestern Oklahoma State University in Alva, Oklahoma. Prior to 1987, Mr. Baker was in practice as an independent consultant and also served in various management positions in the oil and gas industry.

         OFFICER AND DIRECTOR LIABILITY

                  As permitted by the provisions of the Oklahoma General Corporation Act, our Certificate of Incorporation eliminates in certain circumstances the monetary liability of our directors for a breach of their fiduciary duty as directors. These provisions and applicable laws do not eliminate the liability of one of our directors for

-    a breach of the director's duty of loyalty to us or our shareholders,

- acts or omissions by a director not in good faith or which involve intentional misconduct or a knowing violation of law,

- liability arising under the Oklahoma General Corporation Act relating to the declaration of dividends and purchase or redemption of shares of our common stock in violation of the Oklahoma General Corporation Act, o any transaction from which the director derived an improper personal benefit,

-    violations of federal securities laws.

         Our Certificate of Incorporation and bylaws provide that we indemnify our directors and officers to the fullest extent permitted by the Oklahoma General Corporation Act. Under such provisions, any director or officer, who in his capacity as such, is made or threatened to be made, a party to any suit or proceeding, may be indemnified if our board of directors determines such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests.

         Our Certificate of Incorporation and bylaws and the Oklahoma General Corporation Act further provide that such indemnification is not exclusive of any other rights to which such individuals may be entitled under our Certificate, our bylaws, an agreement, vote of shareholders or disinterested directors or otherwise. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors and officers pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable.

ITEM 6.  EXECUTIVE COMPENSATION

EXECUTIVE OFFICER COMPENSATION

         The following Summary Compensation Table sets forth certain information with respect to the total cash compensation, paid or accrued, of our President and Chief Executive Officer. None of our executive officers received compensation in excess of $100,000 during the last three years ended June 30, 1999.

                           SUMMARY COMPENSATION TABLE

                                                          ANNUAL COMPENSATION(1)
                                                          ----------------------
NAME AND PRINCIPAL POSITION                    YEAR    SALARY(2)        BONUS(3)
---------------------------                    ----    ---------        --------
Robert D. Holsey, D.O., R.Ph.                  1999    $53,519          $5,000
  President and Chief Executive Officer        1998    $57,934          $5,000
                                               1997    $53,000          $5,000

------------------------
(1) The named executive officer received additional non-cash compensation, perquisites and other personal benefits; however, the aggregate amount and value thereof did not exceed 10% of the total annual salary and bonus paid to and accrued for the named executive officer during the year.
(2) Dollar value of base salary (both cash and non-cash) earned during the year.
(3) Dollar value of bonus (both cash and non-cash) earned during the year.

COMPENSATION OF DIRECTORS

         Directors who are not our employees receive $500 for each board meeting attended. Directors who are also our employees receive no additional compensation for serving as directors. We reimburse our directors for travel and out-of-pocket expenses in connection with their attendance at meetings of our board of directors. Our bylaws provide for mandatory indemnification of directors and officers to the fullest extent permitted by Oklahoma law. In addition, our non-employee directors have the option to receive health insurance benefits for their families. Of our two non-employee directors, David W. Dare has elected to receive these health insurance benefits, the cost of which is $455 per month, and Robert L. Baker is currently receiving consulting fees in the amount of $455 per month.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In June 1998, we granted a one-year stock option to Jack L. McCall, Jr., one of our executive officers and director. The stock option provided for the purchase of 150,000 shares of our common stock at $.14 per share. This option was exercised in September 1998. The exercise price was paid by delivery of a $21,000 non-interest-bearing promissory note, payable in three equal annual installments beginning one year from the date of exercise. Past due installments bear interest at the rate of 18% per annum and the note is collateralized by the related common stock. This note is reflected as a reduction of stockholders' equity in our financial statements.

         This option was accounted for under Accounting Principles Board Opinion 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations. The quoted market price of the stock at date of grant exceeded the exercise price of the option; accordingly, compensation cost of $30,000 was recognized for this option in 1998.

ITEM 8.  DESCRIPTION OF SECURITIES

         Pursuant to our Certificate of Incorporation, we are authorized to issue up to 3,000,000 shares of common stock, $.01 par value per share, and 10,000,000 shares of preferred stock, $.10 par value per share. As of December 31, 1999, our outstanding capital stock consisted of 1,694,804 shares of our common stock, 270,000 shares of Class A 13.25% Cumulative Convertible Preferred Stock, and 81,200 shares of Class C 13.25% Cumulative Preferred Stock.

         The following description of certain matters relating to our capital stock is a summary. This summary is qualified in its entirety by, the provisions of our Certificate of Incorporation, bylaws, Designations of the Rights and Privileges of our outstanding Class A 13.25% Cumulative Convertible Preferred Stock and Class C 13.25% Cumulative Preferred Stock, all of which are filed as exhibits to or are incorporated by reference in this Registration Statement.

COMMON STOCK

         Our authorized and outstanding shares of common stock, in general, have the rights, privileges, disabilities and restrictions as follows:

- the right to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of assets legally available therefor, subject to the payment of preferential dividends with respect to our then outstanding preferred stock;

- the right to share ratably in all assets available for distribution to our common stock shareholders after payment of our liabilities in the event of our liquidation, dissolution and winding-up, subject to the prior distribution rights of the holders of our then outstanding preferred stock;

- the right to one vote per share on matters submitted to a vote by our common stock shareholders and, if applicable our preferred stock shareholders;

- no preferential or preemptive right and no subscription, redemption or conversion privilege with respect to the issuance of additional shares of our common stock or preferred stock; and

- no cumulative voting rights, which means that the holders of a majority of shares voting for the election of directors can elect all members of our board of directors then subject to election.

In general, a majority vote of shares represented at a meeting of our shareholders at which a quorum (a majority of the outstanding shares of stock entitled to vote) is present, is sufficient for all actions that require the vote or concurrence of shareholders.

PREFERRED STOCK

         Our 10,000,000 shares of authorized preferred stock may be issued from time to time in one or more series. Our board of directors, without further approval of our common stock shareholders, is authorized to fix the relative rights, preferences, privileges and restrictions applicable to each series of our preferred stock. We believe that having such a class of preferred stock provides greater flexibility in financing, acquisitions and other corporate activities. While there are no current plans, commitments or understandings, written or oral, to issue any of our preferred stock, in the event of any issuance, our common stock shareholders will not have any preemptive or similar rights to acquire any of such preferred stock. Issuance of preferred stock could adversely affect

-    the voting power of the holders of our then outstanding common stock,

- the likelihood that such holders will receive dividend payments and payments upon liquidation, and

- could have the effect of delaying or preventing a change in shareholder and management control.

          There are 270,000 shares of Class A 13.25% Cumulative Convertible Preferred Stock and 81,200 shares of Class C 13.25% Cumulative Preferred Stock issued and outstanding. Until January 6, 2000, we had 500,000 shares of Class B 13.25% Cumulative Convertible Preferred Stock authorized, none of which were ever issued.

         CLASS A 13.25% CUMULATIVE CONVERTIBLE PREFERRED STOCK

         Our board of directors has authorized 500,000 shares, par value $.10 per share, of Class A 13.25% cumulative convertible preferred stock ("Class A Preferred Stock") of which 270,000 shares are issued and outstanding.

         CONVERSION PRIVILEGES. Class A Preferred Stock is convertible into common stock at the option of the preferred stockholders. Each share of preferred stock can be converted into common stock at a conversion rate of one share of common stock for one and one-half shares of preferred stock. There are no common shares reserved for potential conversion.

         VOTING RIGHTS.  Class A Preferred Stock is non-voting.

         DIVIDENDS. Cash dividends are payable, when declared by our board of directors. The annual dividend is computed at the stated rate as a percentage of the liquidation preference of the shares ($1.00 per share). Dividends accumulate on a daily basis without regard to the occurrence of a dividend payment date or the declaration of any dividend. At December 31, 1999, we had approximately $401,300 in cumulative undeclared dividends in arrears on the Class A Preferred Stock.

         REDEMPTION. In the event we liquidate, dissolve or wind up our affairs, all accumulated and unpaid dividends will become due the holders of the Class A Preferred Stock. We have the right to redeem the Class A Preferred Stock by paying the holders $1.05 per share plus accumulated dividends.

         LIQUIDATION. Class A Preferred Stock has a $1.00 preference (plus cumulative undeclared dividends in arrears) over the common stock and is equivalent in rank to the Class C Preferred Stock in case of our liquidation or dissolution.

         CLASS C 13.25% CUMULATIVE  PREFERRED STOCK

         Our board of directors has authorized 500,000 shares, par value $.10 per share, of Class C 13.25% Cumulative Preferred Stock ("Class C Preferred Stock") of which 81,200 shares are issued and outstanding.

         CONVERSION PRIVILEGES. Prior to January 25, 1995, Class C Preferred Stock was convertible into common stock. However, this convertible right was not exercised and Class C Preferred Stock is no longer convertible into Common Stock.

         VOTING RIGHTS.  Class C Preferred Stock is non-voting.

         REDEMPTION. We have the right to redeem Class C Preferred Stock by paying the holders $1.25 per share plus accumulated dividends.

         DIVIDENDS. Dividends are payable monthly and if not paid within 90 days of the required payment date, become liabilities and the holders become our creditors to the extent of the unpaid dividends. In the case of a default, the holders of not less than 51% of the Class C preferred Stock may declare dividends immediately due payable and institute proceedings for collection. At September 30, 1999, we had approximately $2,700 in cumulative undeclared dividends in arrears Class C Preferred Stock.

         LIQUIDATION. Class C Preferred Stock has a $1.00 preference (plus cumulative undeclared dividends in arrears) over the common stock , and is equivalent to Class A Preferred Stock in case of our liquidation or dissolution.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         Our common stock is traded in the over-the-counter market and is quoted on the Nasdaq Bulletin Board. Our outstanding preferred stock is not traded on a market. The following table sets forth information obtained from the Trading and Market Services Division of The Nasdaq Stock Market, Inc., and reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

                                                                  COMMON STOCK
                                                            CLOSING BID PRICES
                                                            ------------------
                                                              HIGH       LOW
                                                              ----       ---
         1999 --CALENDAR QUARTER ENDED:
         ------------------------------
             March 31                                         $0.34     $0.31
             June 30                                           0.53      0.31
             September 30                                      0.53      0.38
             December 31                                       0.23      0.375

                                       19

         1998 --CALENDAR QUARTER ENDED:
         ------------------------------
             March 31                                          0.50      0.31
             June 30                                           0.38      0.31
             September 30                                      0.41      0.34
             December 31                                       0.34      0.30

         1997--CALENDAR QUARTER ENDED:
         -----------------------------
             March 31                                          0.50      0.25
             June 30                                           0.50      0.38

         As of December 31, 1999, we had approximately 170 holders of record of our common stock. No dividends have been paid on our common stock since our formation.

         The holders of our outstanding Class A Preferred Stock and Class C Preferred Stock are entitled to annual dividends of $46,534. At December 31, 1999, the cumulative unpaid dividends on our outstanding Class A Preferred Stock were $401,300. The holders of the Class A Preferred Stock and Class C Preferred Stock are entitled to receive accrued and unpaid dividends prior to the holders of the Common Stock are entitled to receive dividends.

         ITEM 2.  LEGAL PROCEEDINGS

         In October, 1995, Ronald Tutor, one of the holders of our outstanding Class A Preferred Stock, filed a an action against us in the District Court of Oklahoma County, State of Oklahoma (CJ 95 6969-67) in which Mr. Tutor alleges that we have refused to allow his inspection and coping and extraction of corporate records. Mr. Tutor is seeking an order directing us to comply with his request and to recover attorney's fees and costs related to the action. It is our opinion that this action is without merit.

         In August 1998, Ronald Tutor, one of the holders of our outstanding Class A Preferred Stock, filed an action against us in the District Court of Oklahoma County, State of Oklahoma ( CJ 98 436-62) in which Mr. Tutor seeks payment in liquidation of his Class A Preferred Stock ($150,000) and related dividends in arrears (approximately $223,000 as of December 31, 1999). During February 2000, our motion for summary judgment was sustained, and Mr. Tutor's claims were dismissed. Although Mr. Tutor indicated that he will appeal the court's dismissal of his claims, formal appeal proceedings have not begun. The court's decision will not become final until Mr. Tutor's appeal rights expire or are exhausted. It is our opinion that this action will not have a material impact on our financial condition.

         We are involved in litigation incidental to our business from time to time. We are not currently involved in any litigation in which we believe an adverse outcome would have a material adverse effect on our business, financial condition, results of operations or prospects. However, we have been involved in litigation and are subject to certain claims as described below.

         We are a defendant in numerous multi-defendant lawsuits involving the manufacture and sale of dexfenfluramine, fenfluramine and phentermine. The plaintiffs in these cases claim injury as a result of ingesting a combination of these weight-loss drugs. These suits have been filed in various jurisdictions throughout the United States and in each of these suits we are one of many defendants, including manufacturers and other distributors of these drugs. We believe that we do not have any significant liability incident to the distribution or repackaging of these drugs, and we have tendered defense of these lawsuits to our insurance carrier for handling. The lawsuits are in various stages of litigation, and it is too early to determine what, if any, liability we will have with respect to the claims made in these lawsuits. If our insurance coverage in the amount of $1,000,000 per occurrence and $5,000,000 per year in the aggregate is inadequate to satisfy any resulting liability, we will be required to undertake defense of these lawsuits and be responsible for the costs and damages, if any, that we suffer as a result of these lawsuits. We do not believe that the outcome of these lawsuits will have a material adverse effect on our business, financial condition, results of operations or prospects.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         We have not had any changes in or disagreements with our accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         We have sold and issued the securities described below pursuant to and in accordance with Regulation D under the Securities Act of 1933, as amended (the "Act") within the past three years which were not registered under the Securities Act of 1933, as amended:

                                                           NUMBER OF
                                               PURCHASE       COMMON
                                   DATE OF    PRICE PER       SHARES              NET
NAME                              PURCHASE        SHARE    PURCHASED         PROCEEDS
----                              --------        -----    ---------         --------
Jack L. McCall, Jr.         September 1998         $.14      150,000     $21,000 Note

         We relied on Section 4(6) of the Securities Act 1933, as amended, for exemption from the registration requirements of the Act. Mr. McCall is an executive officer and director and was furnished and had access to information concerning our operations, and had the opportunity to verify the information supplied. Additionally, we obtained a signed representation from Mr. McCall in connection with the offer of our common stock of his intent to acquire such stock for the purpose of investment only, and not with a view toward the subsequent distribution thereof; each of the certificates representing our common stock was stamped with a legend restricting transfer of the securities represented thereby, and registrant issued stop transfer instructions to its transfer agent and registrar of our common stock, with respect to all certificates representing the common stock held by Mr. McCall.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 1031 of the Oklahoma General Corporation Act permits (and Registrant's Certificate of Incorporation and Bylaws, which are incorporated by reference herein, authorize) indemnification of directors and officers of Registrant and officers and directors of another corporation, partnership, joint venture, trust or other enterprise who serve at the request of Registrant, against expenses, including attorneys fees, judgments, fines and amount paid in settlement actually and reasonably incurred by such person in connection with any action, suit or proceeding in which such person is a party by reason of such person being or having been a director or officer of Registrant or at the request of Registrant, if he conducted himself in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Registrant may not indemnify an officer or a director with respect to any claim, issue or matter as to which such officer or director shall have been adjudged to be liable to Registrant, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. To the extent that an officer or director is successful on the merits or otherwise in defense on the merits or otherwise in defense of any action, suit or proceeding with respect to which such person is entitled to indemnification, or in defense of any claim, issue or matter therein, such person is entitled to be indemnified against expenses, including attorney's fees, actually and reasonably incurred by him in connection therewith.

         The circumstances under which indemnification is granted with an action brought on behalf of Registrant are generally the same as those set forth above; however, expenses incurred by an officer or a director in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of final disposition upon receipt of an undertaking by or on behalf of such officer or director to repay such amount if it is ultimately determined that such officer or director is not entitled to indemnification by Registrant.

         These provisions may be sufficiently broad to indemnify such persons for liabilities arising under the Securities Act of 1933, as amended, in which case such provision is against public policy as expressed in the 1933 Act and is therefore unenforceable.

PART F/S.

         Audited financial statements as of and for the fiscal years ended June 30, 1999 and 1998 appear on pages F-3 through F-13. Unaudited financial statements for the six months ended December 31, 1999 appear on pages F-14 through F-17.

PART III.

ITEMS 1 AND 2.    INDEX AND DESCRIPTION OF EXHIBITS

EXHIBIT NO.                         DESCRIPTION OF EXHIBIT
-----------                         ----------------------
          2.1  Agreement of Merger between Physicians Dispensing Rx Systems,
               Inc. and Buckingham Venture Corporation, a Colorado corporation, dated February 5, 1988.

          2.2 Agreement and Plan of Merger between PD-Rx Pharmaceuticals, Inc., a Colorado corporation and the Registrant dated January 20, 1995.

          3.1 Registrant's Certificate of Incorporation and Amended Certificate of Incorporation.

          3.2  Registrant's Bylaws.

          4.1  Certificate of Designations of Class A 13.25% Cumulative
               Convertible Preferred Stock.

          4.2  Certificate of Designations of Class C 13.25% Cumulative
               Convertible Preferred Stock.

          4.3  Form of Certificate of Common Stock.

          27.1 Financial Data Schedule.

SIGNATURE

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               PD-Rx Pharmaceuticals, Inc.
                                               (Registrant)

                                               By: /s/ ROBERT D. HOLSEY
                                                  ---------------------------
Date:  February 29, 2000                               Robert D. Holsey
               ---                             President and Chief Executive
                                               Officer

                          INDEX TO FINANCIAL STATEMENTS

                           PD-Rx PHARMACEUTICALS, INC.

Report of Independent Certified Public Accountants.............................F-2

Balance Sheets - June 30, 1999 and 1998........................................F-3

Statements of Earnings - Years ended June 30, 1999 and 1998....................F-4

Statement of Stockholders' Equity - Years ended June 30, 1999 and 1998.........F-5

Statements of Cash Flows - Years ended June 30, 1999 and 1998..................F-6

Notes to Financial Statements - June 30, 1999 and 1998.........................F-7

Interim Balance Sheets - December 31, 1999 (unaudited) and June 30, 1999......F-15

Interim Statements of Earnings - Six months ended December 31, 1999 and 1998 (unaudited)......................................................F-16

Interim Statements of Cash Flows - Six months ended December 31, 1999 and 1998 (unaudited)......................................................F-17

Notes to Interim Financial Statements - December 31, 1999 and 1998............F-18

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
PD-Rx Pharmaceuticals, Inc.

We have audited the accompanying balance sheets of PD-Rx Pharmaceuticals, Inc., as of June 30, 1999 and 1998, and the related statements of earnings, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PD-Rx Pharmaceuticals, Inc., as of June 30, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

GRANT THORNTON LLP

Oklahoma City, Oklahoma
August 6, 1999

                           PD-Rx PHARMACEUTICALS, INC.


                                 BALANCE SHEETS

                                    June 30,

                                   ASSETS                                                     1999             1998
                                                                                           -----------   --------------
CURRENT ASSETS
    Cash                                                                                    $  168,493       $  155,270
    Accounts receivable (net of allowance for doubtful accounts of
       $11,514 in 1999 and $14,264 in 1998)                                                    620,735          519,160
    Inventories                                                                                531,860          548,303
    Other                                                                                        4,103              -
                                                                                            ----------       ----------

                  Total current assets                                                       1,325,191        1,222,733

PROPERTY AND EQUIPMENT, net                                                                    941,994          949,070

DEFERRED INCOME TAXES                                                                              -             23,600
                                                                                            ----------       ----------

                                                                                            $2,267,185       $2,195,403
                                                                                            ==========       ==========

           LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable                                                                        $  226,859       $  345,935
    Accrued liabilities                                                                         50,870           53,118
    Current portion of notes payable                                                            18,775           17,334
    Current portion of obligations under capital leases                                          9,567           17,812
    Income taxes payable                                                                        55,458              -
                                                                                            ----------       ----------

                  Total current liabilities                                                    361,529          434,199

LONG-TERM DEBT
    Notes payable, less current portion                                                        458,861          478,566
    Obligations under capital leases, less current portion                                         -              9,567
    Deferred income taxes                                                                          651              -
                                                                                            ----------       ----------
                                                                                               459,512          488,133
                                                                                            ----------       ----------

                  Total liabilities                                                            821,041          922,332

COMMITMENTS AND CONTINGENCIES                                                                      -                -

STOCKHOLDERS' EQUITY
    Preferred stock - $.10 par value; authorized, 10,000,000 shares; issued and outstanding, 351,200 shares (aggregate liquidation
       preference of $351,200)                                                                  35,120           35,120
    Common stock - $.01 par value; authorized, 3,000,000 shares;
       issued and outstanding, 1,694,804 shares in 1999 and 1,544,804
       shares in 1998                                                                           16,948           15,448
    Additional paid-in capital                                                               1,552,541        1,533,041
    Accumulated deficit                                                                       (137,465)        (310,538)
    Stockholder note receivable                                                                (21,000)             -
                                                                                            ----------       ----------
                                                                                             1,446,144        1,273,071
                                                                                            ----------       ----------
                                                                                            $2,267,185       $2,195,403
                                                                                            ==========       ==========

        The accompanying notes are an integral part of these statements.

                           PD-Rx PHARMACEUTICALS, INC.

                             STATEMENTS OF EARNINGS

                               Year ended June 30,

                                                                                              1999              1998
                                                                                            ---------        ----------
Net sales                                                                                  $6,715,089        $5,872,858

Cost of sales                                                                               4,984,884         4,376,165
                                                                                           ----------        ----------

                  Gross profit                                                              1,730,205         1,496,693

Selling, general, and administrative expenses                                               1,481,750         1,446,530
                                                                                           ----------        ----------

                  Operating income                                                            248,455            50,163

Other income (expense)
    Rental and interest                                                                        57,766            51,198
    Interest                                                                                  (42,679)          (38,903)
                                                                                           ----------        ----------

                  Total other income (expense)                                                 15,087            12,295
                                                                                           ----------        ----------

                  Net earnings before income taxes                                            263,542            62,458

Income tax expense                                                                             79,709            39,400
                                                                                           ----------        ----------

                  NET EARNINGS                                                                183,833            23,058

Cumulative preferred stock dividends
    Class A undeclared                                                                         35,775            35,775
    Class C paid                                                                               10,760            10,760
                                                                                           ----------        ----------

                  Total cumulative preferred stock dividends                                   46,535            46,535
                                                                                           ----------        ----------

                  NET EARNINGS (LOSS) AVAILABLE TO COMMON STOCKHOLDERS                      $ 137,298         $ (23,477)
                                                                                           ==========        ==========

Earnings (loss) per common share - basic                                                    $     .08         $    (.02)
                                                                                           ==========        ==========

Earnings (loss) per common share - diluted                                                  $     .08         $    (.02)
                                                                                           ==========        ==========

Weighted average number of common shares outstanding - basic                                1,669,804         1,544,804
                                                                                           ==========        ==========

Weighted average number of common shares outstanding - diluted                              1,688,176         1,544,804
                                                                                           ==========        ==========

        The accompanying notes are an integral part of these statements.

                           PD-Rx PHARMACEUTICALS, INC.

                        STATEMENT OF STOCKHOLDERS' EQUITY

                       Years ended June 30, 1999 and 1998

                                         Preferred Stock
                                     -----------------------
                                       13.25%
                                     Cumulative     13.25%       Common stock       Additional              Stockholder    Total
                                     convertible  Cumulative     ------------        paid-in   Accumulated     note     stockholders
                                       Class A     Class C     Shares     Amount     capital     deficit    receivable     equity
                                     -----------  ---------- ---------   ---------  ---------- -----------  ----------  ------------
Balance at July 1, 1997              $  27,000     $ 8,120   1,544,804   $  15,448  $1,503,041 $(322,836)   $     -     $1,230,773

Compensation expense related to stock
    option issued                          -           -           -           -        30,000       -            -         30,000

Class C preferred stock dividend paid      -           -           -           -           -     (10,760)         -        (10,760)

Net earnings                               -           -           -           -           -      23,058          -         23,058
                                     ---------     -------   ---------   ---------  ---------- ---------    -------     ----------

Balance at June 30, 1998                27,000       8,120   1,544,804      15,448   1,533,041  (310,538)         -      1,273,071

Exercise of stock options in exchange
    for note receivable                    -           -       150,000       1,500      19,500       -        (21,000)         -

Class C preferred stock dividend paid      -           -           -           -           -     (10,760)         -        (10,760)

Net earnings                               -           -           -           -           -     183,833          -        183,833
                                     ---------     -------   ---------   ---------  ---------- ---------    -------     ----------

Balance at June 30, 1999             $  27,000     $ 8,120   1,694,804   $  16,948  $1,552,541 $(137,465)   $ (21,000)  $1,446,144
                                     =========     =======   =========   =========  ========== =========    =========   ==========

   The accompanying notes are an integral part of these statements.

                           PD-Rx PHARMACEUTICALS, INC.

                            STATEMENTS OF CASH FLOWS

                               Year ended June 30,

                                                                                              1999             1998
                                                                                          -----------      ------------
Increase (Decrease) in Cash

Cash flows from operating activities
    Net earnings                                                                            $ 183,833      $     23,058
    Adjustments to reconcile net earnings to net cash provided by operating activities
           Provision for deferred income taxes                                                 24,251            39,400
           Depreciation and amortization                                                      148,853           136,236
           Loss on sale of property and equipment                                                 937               -
           Compensation expense related to stock option issued                                    -              30,000
           Changes in assets and liabilities
              Accounts receivable                                                            (101,575)           36,054
              Inventories                                                                      16,443            55,028
              Other assets                                                                     (4,103)            7,741
              Accounts payable                                                               (119,076)          189,764
              Accrued liabilities                                                              (2,248)           10,726
              Income taxes payable                                                             55,458               -
                                                                                            ---------       -----------

                  Net cash provided by operating activities                                   202,773           528,007

Cash flows from investing activities
    Purchases of property and equipment                                                      (142,714)         (753,208)

Cash flows from financing activities
    Proceeds from notes payable                                                                   -             500,000
    Utilization of credit line                                                                100,000         1,705,630
    Principal payments on credit line                                                        (100,000)       (1,855,630)
    Principal payments on notes payable                                                       (18,264)           (4,100)
    Principal payments on obligations under capital leases                                    (17,812)          (24,559)
    Class C preferred stock dividend paid                                                     (10,760)          (10,760)
                                                                                            ---------       -----------

                  Net cash provided by (used in) financing activities                         (46,836)          310,581
                                                                                            ---------       -----------

                  NET INCREASE IN CASH                                                         13,223            85,380

Cash at beginning of year                                                                     155,270            69,890
                                                                                            ---------       -----------

Cash at end of year                                                                         $ 168,493       $   155,270
                                                                                            =========       ===========

Cash paid during the year for interest                                                      $  42,679       $    38,903
                                                                                            =========       ===========

Cash paid during the year for income taxes                                                  $     -         $       -
                                                                                            =========       ===========

   The accompanying notes are an integral part of these statements.

                           PD-Rx PHARMACEUTICALS, INC.

                          NOTES TO FINANCIAL STATEMENTS

                             June 30, 1999 and 1998


NOTE A - NATURE OF OPERATIONS AND SUMMARY OF ACCOUNTING POLICIES

    PD-Rx Pharmaceuticals, Inc. (the Company) is involved principally in the repackaging and distribution of prepackaged pharmaceutical products. The Company's customers consist primarily of physicians and medical clinics located in the south-central, southeastern, and western United States.

    A summary of significant accounting policies consistently applied in the preparation of the accom-panying financial statements follows.

    1.     CASH

    The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on such accounts.

    2.     INVENTORIES

    Inventories are stated at the lower of cost or market. Cost is determined by the average cost method.

    3.     PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives used in computing depreciation are:

              Building and components                 7 to 39 years
              Equipment                               5 to  8 years
              Computer software costs                       3 years
              Furniture and fixtures                        7 years
              Automobiles                                   5 years

    Equipment under capital lease is recorded at the present value of future minimum lease payments and amortized over the initial term of the lease. Accumulated amortization related to equipment under capital lease is $74,246 and $73,386 as of June 30, 1999 and 1998, respectively.

    4.     EARNINGS (LOSS) PER SHARE

    Earnings (loss) per common share are computed based upon net earnings, after deducting the dividend requirements of preferred stock, divided by the weighted average number of common shares outstanding during each period. The cumulative convertible preferred stock (see Note D) is antidilutive for 1999 and 1998 and the stock option (see Note H) was antidilutive for 1998.

                           PD-Rx PHARMACEUTICALS, INC.

                             June 30, 1999 and 1998


NOTE A - NATURE OF OPERATIONS AND SUMMARY OF ACCOUNTING POLICIES - CONTINUED

    4.     EARNINGS (LOSS) PER SHARE - CONTINUED

    The following is a summary of the weighted average number of common shares outstanding for the years ended June 30:

                                                                                              1999              1998
                                                                                          -----------       -----------
       Weighted average number of common shares outstanding - basic                         1,669,804         1,544,804
       Effect of dilutive stock option                                                         18,372               -
                                                                                            ---------         ---------

       Weighted average number of common shares outstanding - diluted                       1,688,176         1,544,804
                                                                                            =========         =========

    5.     REVENUE RECOGNITION

    Revenue is recognized on sales of products at the time of shipment. Sales are recorded net of sales returns. The Company's policy on returned products is to accept returns without charge within fifteen days of shipment. Products returned between fifteen and thirty days are assessed a 25% restocking charge. Returned products are not accepted after thirty days.

    6.     INCOME TAXES

    The Company utilizes an asset and liability approach for accounting for income taxes. Deferred income taxes are recognized for the tax consequences of temporary differences and carryforwards by applying enacted tax rates applicable to future years to differences between the financial statement amounts and the tax bases of existing assets and liabilities. A valuation allowance is established if it is more likely than not that some portion of the deferred tax asset will not be realized.

    7.     FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amount of cash approximates fair value because of the highly liquid nature of this instrument.

    The carrying amounts of notes payable approximate fair value because of the floating interest rates relating to these obligations.

    8.     USE OF ESTIMATES

    In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect certain reported amounts and disclosures; accordingly, actual results could differ from those estimates.

                           PD-Rx PHARMACEUTICALS, INC.

                             June 30, 1999 and 1998


NOTE B - PROPERTY AND EQUIPMENT

    Property and equipment consist of the following at June 30:

                                                                    1999              1998
                                                                -----------       -----------
       Building and components                                  $   497,684       $   490,899
       Equipment                                                    433,131           396,265
       Computer software costs                                      175,429           174,254
       Equipment under capital lease                                 80,986            96,446
       Furniture and fixtures                                        54,776            48,765
       Automobiles                                                   56,554            48,155
                                                                -----------       -----------
                                                                  1,298,560         1,254,784
           Less accumulated depreciation and amortization           512,326           461,474
                                                                 ----------        ----------
                                                                    786,234           793,310
       Land                                                         155,760           155,760
                                                                 ----------        ----------

                                                                $   941,994       $   949,070
                                                                ===========       ===========

    Unamortized computer software costs totaled $44,000 and $68,000 at June 30, 1999 and 1998, respectively. Amortization of such costs totaled $24,000 and $23,000 for 1999 and 1998, respectively.

NOTE C - NOTES PAYABLE

    Notes payable consist of the following at June 30:

                                                                                               1999              1998
                                                                                            -----------       -----------
       Note payable to a bank, maturing April 2003, payable in monthly installments of $4,960, including interest at Chase Manhattan prime rate
       (effective rate of 7.75% at June 30, 1999), collateralized by real estate               $477,636        $495,900
           Less current portion                                                                  18,775          17,334
                                                                                               --------        --------

                                                                                               $458,861        $478,566
                                                                                               ========        ========

    Future minimum debt payments at June 30, 1999 are as follows:

                     Year ending June 30
                         2000                              $ 18,775
                         2001                                20,572
                         2002                                22,413
                         2003                               415,876
                                                            -------

                                                           $477,636
                                                           ========

                           PD-Rx PHARMACEUTICALS, INC.

                             June 30, 1999 and 1998


NOTE C - NOTES PAYABLE - CONTINUED

    The Company also has a $750,000 revolving line of credit with a bank, maturing February 2000. The line of credit is payable in monthly installments of interest only at the Chase Manhattan prime rate (effective rate of 7.75% at June 30, 1999), and is collateralized by inventories, property and equipment, and accounts receivable. Borrowings under the line are limited to established ratios of accounts receivable and inventories as specified by the terms of the agreement. The related loan agreement requires the Company, among other things, to maintain a minimum current ratio of 1.4-to-1 and a minimum net worth of $1,000,000. At June 30, 1999 and 1998, no advances were outstanding under this line of credit.

NOTE D - STOCKHOLDERS' EQUITY

    There are 270,000 shares of Class A 13.25% cumulative convertible preferred stock and 81,200 shares of Class C 13.25% cumulative preferred stock issued and outstanding, of which 250,000 shares of Class A were issued to certain of the Company's principal common stockholders.

    Class A 13.25% cumulative convertible preferred stock is convertible into common stock at the option of the preferred stockholders. Each share of preferred stock can be converted into common stock at a conversion rate of one share of common stock for one and one-half shares of preferred stock. There are no common stock shares reserved for potential conversion. The preferred shares are nonvoting and are equivalent in rank to the Class C stock but have preference over the common stock in the event of any liquidation or dissolution. Cash dividends shall be payable when, as, and if declared by the Board of Directors. The annual dividend is computed at the stated rate as a percentage of the liquidation preference of the shares ($1.00 per share). Dividends accumulate on a daily basis without regard to the occurrence of a dividend payment date or the declaration of any dividend. At June 30, 1999, the Company had approximately $383,400 in cumulative undeclared dividends in arrears on the Class A preferred stock ($347,625 at June 30, 1998). In the event of any liquidation, dissolution, or winding up of the affairs of the Company, as defined, the sum of all accumulated and unpaid dividends would be due the stockholders. The Company may, at its sole option, redeem for cash the Class A preferred stock by paying the preferred stockholders $1.05 per share plus all accumulated and unpaid dividends.

    The Company has authorized 500,000 shares of Class B 13.25% cumulative convertible preferred stock. No shares of this stock have been issued.

    Class C 13.25% cumulative preferred stock is nonvoting and has preference over the common stock in case of liquidation or dissolution. The Company may, at its sole option, redeem for cash the Class C preferred stock by paying the preferred stockholders $1.25 per share plus all accumulated and unpaid dividends. The preferred stock dividend shall be payable monthly and, if not paid within ninety days of the required payment date, the dividends become liabilities of the Company, and the stockholders become creditors of the Company to the extent of the unpaid dividends. In the case of a default, as defined, the dividends due on each share of the stock may be declared due and payable immediately by the holders of not less than 51% of the stock and such holders shall be empowered to institute proceedings for collection. As of June 30, 1999, the Company has paid all dividends due to that date on the Class C preferred stock. In the event of any liquidation, dissolution, or winding up of the affairs of the Company, as defined, the sum of all accumulated and unpaid dividends would be due the stockholders.

                           PD-Rx PHARMACEUTICALS, INC.

                             June 30, 1999 and 1998

NOTE E - INCOME TAXES

    The provision for income taxes consists of the following for the years ended June 30:

                                                       1999            1998
                                                    ----------      ----------
       Current                                       $ 55,458        $    -
       Deferred                                        24,251          39,400
                                                     --------        --------

                                                     $ 79,709        $ 39,400
                                                     ========        ========

    The income tax expense reflected in the accompanying statements of earnings for the years ended June 30, 1999 and 1998 differs from the expected federal income tax rates for the following reasons:

                                                       1999            1998
                                                    ----------      ----------
       Computed at 34%                                $ 90,000        $ 21,000
       Increase (decrease) in income taxes
           Adjustment of prior year estimates          (13,600)          5,400
           State income tax expense                     12,300           3,000
           Graduated rates                              (8,800)            -
           Nondeductible expenses                          -            10,000
           Other                                          (191)            -
                                                      --------        --------

                                                      $ 79,709        $ 39,400
                                                      ========        ========

    The temporary differences that give rise to the net deferred tax asset (liability) at June 30 include the following:

                                                       1999            1998
                                                    ----------      ----------
       Net operating loss carryforwards             $     -          $ 45,400
       Allowance for doubtful accounts                  4,345           5,400
       Charitable contributions carryforward            7,501             -
       Excess of book basis over tax basis of
        property and equipment                        (12,497)        (27,200)
                                                    ---------        --------

                                                    $    (651)       $ 23,600
                                                    =========        ========

                           PD-Rx PHARMACEUTICALS, INC.

                             June 30, 1999 and 1998

NOTE F - LEASES

    Future minimum lease payments under capital leases at June 30, 1999 are as follows:

                     Year ending June 30, 2000                       $    9,898
                         Less amount representing interest                  331
                                                                     ----------

                     Present value of minimum lease payments              9,567
                         Less current portion                             9,567
                                                                     ----------
                     Long-term portion                               $      -
                                                                     ==========

    The Company has operating leases for certain office equipment and, prior to February 1998, month-to-month operating leases for office and warehouse facilities. Rental expense under the operating leases was $11,983 and $36,621 in 1999 and 1998, respectively.

NOTE G - COMMITMENTS AND CONTINGENCIES

    The Company is subject to various federal, state, and local government regulations. Matters subject to regulation include the distribution and recordkeeping of certain pharmaceutical products. From time to time, the Company is subject to review by these regulating entities to ensure compliance with laws and regulations. Management has developed policies and procedures designed to ensure that the Company complies with laws and regulations. Management is not aware of any regulatory fines or assessments for which the Company is liable.

    The Company is the subject of two lawsuits filed by a stockholder. One suit, which is pending but inactive, seeks to force the Company to release certain corporate records, board minutes, all corporate transactions, and stockholder records. The other suit seeks payment in liquidation of the stockholder's Class A preferred stock ($150,000) and related dividends in arrears (approximately $213,000). The Company does not believe these matters will have any material impact on the Company's financial statements.

    Additionally, the Company is a defendant in numerous multi-defendant lawsuits involving the manufacture and sale of dexfenfluramine, fenfluramine, and phentermine. The plaintiffs in these cases claim injury as a result of ingesting a combination of these weight-loss drugs. These suits have been filed in various jurisdictions throughout the United States and in each of these suits the Company is one of many defendants, including manufacturers and other distributors of these drugs. Management believes that the Company does not have any significant liability incident to the distribution or repackaging of these drugs, and the Company has tendered defense of these lawsuits to its insurance carrier for handling. The lawsuits are in various stages of litigation, and it is too early to determine what, if any, liability the Company will have with respect to the claims made in these lawsuits. If the Company's insurance coverage of $1,000,000 per occurrence and $5,000,000 per year in the aggregate is inadequate to satisfy any resulting liability, the Company will be required to undertake defense of these lawsuits and be responsible for the costs and damages, if any, that the Company suffers as a result of these lawsuits. Management does not believe that the outcome of these lawsuits will have a material adverse effect on the Company's business, financial condition, results of operations, or prospects.

                           PD-Rx PHARMACEUTICALS, INC.

                             June 30, 1999 and 1998


NOTE H - STOCK OPTION

    In June 1998, the Company issued a stock option to an officer and director. The stock option provided for the purchase of 150,000 shares of common stock at $.14 per share. The option, exercisable from June 30, 1998 through June 30, 1999, was exercised in September 1998 on execution of a $21,000 noninterest-bearing promissory note payable in three equal annual installments beginning one year from the date of exercise. Past due installments bear interest at the rate of 18% per annum and the note is collateralized by the related common stock. This note receivable has been reflected as a reduction of stockholders' equity in the accompanying financial statements.

    The Company applied APB Opinion 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related Interpretations, in accounting for this option. The quoted market price of the stock at date of grant exceeded the exercise price of the option; accordingly, compensation cost of $30,000 has been recognized for this option for 1998. Had compensation cost for the plan been determined based on the fair value of the option at the grant date consistent with the method of Statement of Financial Accounting Standards
    (SFAS) No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, the Company's net earnings and loss per share for 1998 would have been reduced to the pro forma amounts indicated below.

                     Net earnings
                         As reported                             $  23,058
                         Pro forma                               $  21,213

                     Basic and diluted loss per share
                         As reported                             $   (.02)
                         Pro forma                               $   (.02)

    The fair value of the option ($.21 per share) was estimated on the date of grant using the Black-Scholes options-pricing model with the following assumptions used: no dividend yield; expected volatility of 133 percent; risk-free interest rate of 5.3 percent; and expected life of 100 days.

                           PD-Rx PHARMACEUTICALS, INC.


                                 BALANCE SHEETS

                                                                                           December 31,       June 30,
                                  ASSETS                                                       1999             1999
                                                                                           ------------       --------
                                                                                           (unaudited)
CURRENT ASSETS
    Cash                                                                                    $  104,552       $  168,493
    Accounts receivable, net                                                                   624,744          620,735
    Inventories                                                                                650,732          531,860
    Other                                                                                       11,737            4,103
                                                                                            ----------       ----------

                  Total current assets                                                       1,391,765        1,325,191

PROPERTY AND EQUIPMENT, net                                                                    970,386          941,994
                                                                                            ----------       ----------

                                                                                            $2,362,151       $2,267,185
                                                                                            ==========       ==========
           LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable                                                                        $  309,627       $  226,859
    Accrued liabilities                                                                         63,745           50,870
    Current portion of notes payable                                                            16,914           18,775
    Current portion of obligations under capital leases                                            -              9,567
    Income taxes payable                                                                        30,076           55,458
                                                                                            ----------       ----------

                  Total current liabilities                                                    420,362          361,529

LONG-TERM DEBT
    Notes payable, less current portion                                                        449,926          458,861

DEFERRED INCOME TAXES                                                                              651              651

COMMITMENTS AND CONTINGENCIES                                                                      -                -

STOCKHOLDERS' EQUITY
    Preferred stock - $.10 par value; authorized, 10,000,000 shares; issued and outstanding, 351,200 shares (aggregate liquidation
       preference of $351,200)                                                                  35,120           35,120
    Common stock - $.01 par value; authorized, 3,000,000 shares;
       issued and outstanding, 1,694,804 shares in December 1999 and
       June 1999                                                                                16,948           16,948
    Additional paid-in capital                                                               1,552,541        1,552,541
    Accumulated deficit                                                                        (92,397)        (137,465)
    Stockholder note receivable                                                                (21,000)         (21,000)
                                                                                            ----------       ----------
                                                                                             1,491,212        1,446,144
                                                                                            ----------       ----------

                                                                                            $2,362,151       $2,267,185
                                                                                            ==========       ==========

        The accompanying notes are an integral part of these statements.

                           PD-Rx PHARMACEUTICALS, INC.

                             STATEMENTS OF EARNINGS

                      For the six months ended December 31,

                                                                                              1999              1998
                                                                                          -----------        ----------
                                                                                                    (unaudited)
Net sales                                                                                $3,192,126        $3,273,714

Cost of sales                                                                             2,335,973         2,472,171
                                                                                         ----------        ----------

                  Gross profit                                                              856,153           801,543

Selling, general, and administrative expenses                                               786,523           733,867
                                                                                         ----------        ----------

                  Operating income                                                           69,630            67,676

Other income (expense)
    Rental and interest                                                                      28,797            31,346
    Interest                                                                                (17,063)          (21,576)
                                                                                         ----------        ----------

                  Total other income (expense)                                               11,734             9,770
                                                                                         ----------        ----------

                  Net earnings before income taxes                                           81,364            77,446

Income tax expense                                                                           30,918            30,115
                                                                                         ----------        ----------

                  NET EARNINGS                                                               50,446            47,331

Cumulative preferred stock dividends
    Class A undeclared                                                                       17,888            17,888
    Class C paid                                                                              5,380             5,380
                                                                                         ----------        ----------

                  Total cumulative preferred stock dividends                                 23,268            23,268
                                                                                         ----------        ----------

                  NET EARNINGS AVAILABLE TO COMMON STOCKHOLDERS                          $   27,178        $   24,063
                                                                                         ==========        ==========

Earnings per common share - basic                                                        $      .02        $      .01
                                                                                         ==========        ==========

Earnings per common share - diluted                                                      $      .02        $      .01
                                                                                         ==========        ==========

Weighted average number of common shares outstanding - basic                              1,694,804         1,632,304
                                                                                         ==========        ==========

Weighted average number of common shares outstanding - diluted                            1,694,804         1,669,068
                                                                                         ==========        ==========

        The accompanying notes are an integral part of these statements.

                           PD-Rx PHARMACEUTICALS, INC.

                            STATEMENTS OF CASH FLOWS

                      For the six months ended December 31,

                                                                                              1999              1998
                                                                                          -----------        ----------
                                                                                                    (unaudited)
Increase (Decrease) in Cash

Cash flows from operating activities
       Net earnings                                                                         $  50,446         $  47,331
       Adjustments to reconcile net earnings to net cash
           provided by operating activities
              Provision for deferred income taxes                                                 -              23,600
              Depreciation and amortization                                                    59,848            75,160
              Changes in assets and liabilities
                  Accounts receivable                                                          (4,009)          (31,036)
                  Inventories                                                                (118,872)           89,079
                  Other assets                                                                 (7,634)              -
                  Accounts payable                                                             82,768          (167,991)
                  Accrued liabilities                                                          12,875            16,375
                  Income taxes payable                                                        (25,382)            6,515
                                                                                            ---------         ---------

                     Net cash provided by operating activities                                 50,040            59,033

Cash flows from investing activities
       Purchases of property and equipment                                                    (88,238)          (13,341)

Cash flows from financing activities
       Principal payments on notes payable                                                    (10,796)           (8,367)
       Principal payments on obligations under capital leases                                  (9,567)              -
       Class C preferred stock dividend paid                                                   (5,380)           (5,380)
                                                                                            ---------         ---------

                     Net cash provided by (used in) financing activities                      (25,743)          (13,747)
                                                                                            ---------         ---------

                     NET INCREASE/(DECREASE) IN CASH                                          (63,941)           31,945

Cash at beginning of period                                                                   168,493           155,270
                                                                                            ---------         ---------

Cash at end of period                                                                       $ 104,552         $ 187,215
                                                                                            =========         =========

        The accompanying notes are an integral part of these statements.

                           PD-Rx PHARMACEUTICALS, INC.

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1999 and 1998


NOTE 1 - ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES

    PD-Rx Pharmaceuticals, Inc. (the Company) is involved principally in the repackaging and distribution of prepackaged pharmaceutical products. The Company's customers consist primarily of physicians and medical clinics located in the south-central, southeastern, and western United States. The Company's fiscal year ends on June 30th.

NOTE 2 - SUMMARY SIGNIFICANT ACCOUNTING POLICIES

    The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the results of operations for the periods presented have been included.

    The financial data at June 30, 1999 is derived from audited financial statements which are included in the Company's Form 10 and should be read in conjunction with the audited financial statements and notes thereto.
    Interim results are not necessarily indicative of results for the full year.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3 - NET EARNINGS PER COMMON SHARE

    Earnings per common share are computed based upon net earnings, after deducting the dividend requirements of preferred stock, divided by the weighted average number of common shares outstanding during each period. The cumulative convertible preferred stock is antidilutive.